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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

PerfectData Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

713727105

(CUSIP Number)

Vandeberg Johnson & Gandara
1201 Pacific Avenue
Suite 1900
Tacoma, WA 98401
(253) 383-3791

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 713727105

1.	Name of Reporting Person: Lohrey LLC		I.R.S. Identification Nos. of above persons (entities only): (32-0052654)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Washington

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,874,240

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,874,240

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,874,240

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.68%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 713727105

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Thomas R. Ellis

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,874,240

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,874,240

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,874,240

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.68%

14.	Type of Reporting Person (See Instructions): IN

Item 1.  Security of Issuer

This statement relates to the Common Stock, $.01 par value per share (the “Common Stock”), of PerfectData Corporation (the “Issuer”), 1445 East Los Angeles Avenue, Simi Valley, CA 93065.

Item 2.  Identity and Background

(a) Thomas R. Ellis and Lohrey LLC, of which Mr. Ellis is the sole member and manager.

(b) Thomas R. Ellis does not currently have a residential address in the United States. The business mailing address is 2323 North 30th Street, Suite 100, Tacoma, WA 98403.

(c) Thomas R. Ellis was the Executive Vice President and a Director of Sona Mobile, Inc. He resigned in March 2005. Thomas R. Ellis is currently unemployed. He is the sole member and manager of Lohrey LLC, which currently does not conduct any business other than holding the shares of the Issuer.

(d) None

(e) None

(f) United States and Washington

Item 3.  Source and Amount of Funds or Other Consideration

Lohrey LLC acquired beneficial ownership of the shares of Common Stock pursuant to an Agreement and Plan of Merger, dated as of March 7, 2005 (the “Merger Agreement”), by and among the Issuer, PerfectData Acquisition Corporation (the “Merger Sub”), a wholly-owned subsidiary of the issuer, and Sona Mobile, Inc. entered into an Agreement and Plan of Merger, dated as of March 7, 2005. The Merger Agreement is more fully described in, and a copy of the Merger Agreement (without exhibits and schedules) was previously filed as an Exhibit to, a current report on Form 8-K filed by the Issuer on March 11, 2005, which is incorporated herein by this reference. Under the Merger Agreement, Sona Mobile, Inc. merged with and into the Merger Sub, which was the surviving entity. In the merger, the shareholders of Sona Mobile, Inc. received shares of the Issuer’s Series A Convertible Preferred Stock, par value $.01 per share, which is convertible into shares of the Issuer’s common stock, par value $.01 per share. Lohrey LLC was a shareholder of Sona Mobile, Inc., and, as such, exchanged its shares of Sona Mobile, Inc. for approximately 82,333.4 shares of Series A Preferred Stock of the Issuer, which are convertible into 3,874,240 shares of Common Stock of the Issuer.

The Merger Agreement provides that the former shareholders of Sona Mobile, Inc., including Lohrey LLC, can earn additional shares of the Common Stock equal to 5% of the shares of the Common Stock on a fully diluted basis as of the closing date of the merger the “Additional Shares”) if the Issuer and Merger Sub on a consolidated basis have (1) revenues of at least $3,000,000 and a gross profit margin of at least 50% for the fiscal year ending December 31, 2005 (“fiscal 2005”) or (2) Aggregate Revenues (as defined) of at least $12,000,000 and Aggregate Gross Profit Margin (as defined) of at least 50% for fiscal 2005 and the fiscal year ending December 31, 2006. If the Additional Shares are earned, Lohrey LLC would acquire approximately 118,444.53 additional shares of Series A Preferred Stock of the Issuer, which are convertible into 1,699,228 shares of Common Stock of the Issuer. In that case, Lohrey LLC would beneficially own a total of 5,573,468 shares of Common Stock of the Issuer.

Item 4.  Purpose of Transaction

The purpose of the acquisition of securities of the Issuer was to effect the merger of Sona Mobile, Inc. into PerfectData Acquisition Corporation as described in the response to Item 3 of this statement. As part of the merger, all but one of the five directors of the Issuer and both of its executive officers resigned and Sona Mobile, Inc. designated their replacements.

As described in the response to Item 3 of this statement, under the Merger Agreement Lohrey LLC may acquire approximately 118,444.53 additional shares of Series A Preferred Stock of the Issuer, which are convertible into 1,699,228 shares of Common Stock of the Issuer. In that case, Lohrey LLC would beneficially own a total of 5,573,468 shares of Common Stock of the Issuer. Thomas R. Ellis and Lohrey LLC intend to purchase additional securities of the Issuer and sell securities of the Issuer from time to time, depending on the then market price of the Common Stock and their financial requirements and resources.

Other than pursuant to the merger described in response to Item 3 of this statement, neither Thomas R. Ellis nor Lohrey LLC have any current plans or proposals which related to or would result in (1) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (2) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (3) any change in the present board of directors or management of the Issuer; (4) any material change in the present capitalization or dividend policy of the Issuer; (5) any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the Issuer by any person; (6) causing a class of securities of the Issuer to be delisted from a national exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (7) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer

(a) Thomas R. Ellis, as the sole member and manager of Lohrey LLC, may be deemed to beneficially own 3,874,240 shares of Common Stock of the Issuer, which is 11.68% of the outstanding common stock of the Issuer.

(b) Thomas R. Ellis, as the sole member and manager of Lohrey LLC, has the shared power with Lohrey LLC to direct the vote and disposition of the 3,874,240 shares of Common Stock of the Issuer currently held by Lohrey LLC.

(c) The persons named in response to paragraph (a) of this Item 5 of this statement had no transactions in the Common Stock during the past 60 days except as described in response to Item 3 of this statement.

(d) On February 17, 2005, Lohrey LLC executed a Secured Promissory Note in favor of Harlowe & Hitt LLP for legal fees (“Note”). The Note is secured by a Stock Pledge Agreement whereby Lohrey LLC pledged the stock it owned of Sona Mobile, Inc. and any proceeds of its disposition, including the Common Stock of the Issuer. Under the terms of the Note and Stock Pledge Agreement, Harlowe & Hitt LLP has the right to receive the dividends from the securities described in paragraph (a) of this Item 5 until the Note is paid in full. Any proceeds from the sale of the securities described in paragraph (a) of this Item 5 are subject to the terms of the Note and Stock Pledge Agreement.

(e) Not applicable.

Item 6.  Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 17, 2005, Lohrey LLC executed a secured promissory note in favor of Harlowe & Hitt LLP for legal fees (“Note”). The Note is a demand note. The Note is secured by a Stock Pledge Agreement dated February 17, 2005, under which Lohrey LLC pledged the stock it held of Sona Mobile, Inc. and any proceeds of disposition of that stock, including the Common Stock of the Issuer. Under the terms of the Note and Stock Pledge Agreement, upon default and after the cure period has expired, Harlowe & Hitt LLP would have the right to vote the securities of the Issuer or dispose of them. No event of default currently exists and Harlowe & Hitt LLP does not currently expect to demand payment under the terms of the Note.

Except for (1) the Merger Agreement described in response to Items 3 and 4 of this statement, and (2) the Note and Stock Pledge Agreement described in response to Items 5 and 6 of this statement, there are other no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

There are no agreements with respect to the borrowing of funds to finance the acquisition of the securities of the Issuer as disclosed in Item 3 of this statement. The only agreement with respect to the acquisition of issuer, control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter as disclosed in Item 4, is the Merger Agreement as described in Items 3 and 4, which was filed on March 11, 2005 as an exhibit to the Issuer’s current report on Form 8-K and is incorporate herein by this reference. Except for the Note and Stock Pledge Agreement described in Items 5 and 6, there is no agreement with respect to the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit or the giving or withholding of any proxy as disclosed in Item 6.

Item 7.  Material to Be Filed as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2005

Date

Lohrey LLC

By /s/ Thomas R. Ellis

Signature

Thomas R. Ellis, Manager

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

THOMAS R. ELLIS

/s/ Thomas R. Ellis

Thomas R. Ellis

Exhibit 1
JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of both of us.

Dated May 18, 2005		LOHREY LLC

THOMAS R. Ellis	By	/s/ Thomas R. Ellis
/s/ Thomas R. Ellis		Thomas R. Ellis, Manager
Thomas R. Ellis